August 12, 2024

Via EDGAR

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Nicholas Nalbantian
Dietrich King

Re:	Haoxi Health Technology Ltd
Amendment No. 4 to Registration Statement on Form F-1
Filed July 31, 2024
File No. 333-280174

Ladies and Gentlemen:

This letter (“Letter”) is in response to the letter dated August 8, 2024 from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to Haoxi Health Technology Ltd (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amended registration statement on Form F-1 (the “Amended Registration Statement”) is being filed to accompany this letter.

Amendment No. 4 to Registration Statement on Form F-1, Filed July 31, 2024

Cover Page

1.	We note your response to prior comment 1 and reissue. We acknowledge the amended disclosure removing “but not decrease” throughout the registration statement. However, it still appears that between close and the “Series B Exercise Date” there is no means for holders of the Series B warrants to exercise. As a result, please clarify why the total number of shares exercisable by the Series B warrants is an “increase” when there is no amount of shares other than the “increased” amount that could be exercised by Series B warrant holders. In addition, please tell us the purpose of the exercise price of $0.0001 set forth in Section 1(b) of the Form of Series B Warrant and please tell us the circumstances under which warrants could be validly exercised at that exercise price.

Response: In response to the Staff’s comment, we have revised the form of Series B Warrants and the disclosure in the Amended Registration Statement to reflect the fact that the holders of the Series B Warrants can exercise them only on or after the Series B Exercise Date, and that the number of shares exercisable is determined based on the offering price at the time of pricing.

To address the last point in the Staff’s comment, this is part of the overall deal terms the issuer is offering, i.e., a unit is composed of one Class A ordinary share/prefunded warrant, two sets of warrants with Series B Warrant with a par value exercise price, which could be exercised at such exercise price on or after the exercise date during the term.

Prospectus Summary, page 1

2.	We note your response to prior comment 2 and reissue in part. We acknowledge the inclusion of the new dilution risk factor and the updates made to the risk factor on page 53. However, we note that you still disclose that this offering “could” or “may” result in substantial dilution, while the previous version of the risk factor on page 53 had no such condition. Please revise your disclosure to warn investors, if true, that dilution is likely or explain to us why such disclosure is not necessary.

Response: In response to the Staff’s comment, we have included disclosure on page 22 of the Amended Registration Statement to highlight the dilutive effect of this transaction on our existing security holders. In addition, we have modified the disclosure throughout the Amended Registration Statement to reflect that the issuance of the Series A Warrants and the Series B Warrants is likely to result in substantial dilution to our existing shareholders and could cause the market price of our Class A Ordinary Shares to decline.

General

3.	We note your response to prior comment 3 and we reissue in part. We acknowledge the updated disclosure made to the registration statement; however, please tell us the purpose of the “Series B Exercise Date” mechanism, as its mechanics do not appear to have materially changed since the previous amendment. Namely, please explain why you have decided to employ a mechanism that relies on employing a “New Share Amount” formula for volume combined with using the 20% of Nasdaq Minimum Price to determine “Adjusted Price.”

Response: In response to the Staff’s comment, we have revised the two forms of warrants, filed as Exhibit 4.3 and 4.4 of the Amended Registration Statement, and relevant disclosures throughout the Amended Registration Statement to remove any unintended impression of “at-the-market” adjustment as the exercise price of Series A warrants and Series B warrants will be fixed on the pricing date. The Series A Warrants and the Series B Warrants do contain standard anti-dilution provisions and a cashless exercise feature, each of which will result in a modification to the Initial Exercise Price of those warrants, but these are standard warrant provisions, not a result of reset.

The “20% of Nasdaq Minimum Price” for “Adjusted Price” (or the “Reference Price” in the revised form of Series B Warrants), is the minimum floor price permitted by the Nasdaq for convertible securities such as the Series B Warrants here. Therefore the New Share Amount formula is based on that floor price.

4.	We note your response to prior comment 5 and reissue. We acknowledge your explanations with regards to the Series A warrants and the Series B warrants; however, please provide us with your analysis to tell us how these securities are compliant with Rule 415 governing an at-the-market offering. In your analysis, please explain how the price of the Series A warrants and the aggregate number of securities included will be fixed as of the effective date of the registration statement when the Exhibit 4.3 definition of the “Adjusted Price” - triggered on the “Series B Exercise Date” - appears to lower the price to (i) the Nasdaq price on the closing date, or (ii) the average closing price for the five days immediately preceding the signing of the Underwriting Agreement. Assuming the offering will not close until after the effective date, it would appear that these closing date price-points cannot be known on the date of effectiveness. In addition, please provide us your analysis to explain how the Series B warrant aggregate number of securities and price will be fixed as of the effective date, when the provided formula to determine volume relies on knowing the performance of the pre-funded warrants on the date of closing, both in terms of the number of warrants exercised in full and the aggregate purchase price paid by investors at closing. As a result, it would appear that the volume, and thus price per share, would not be known at effectiveness.

Response: As noted above and in a discussion between our counsel and Mr. Dietrich King of the Staff on Thursday, August 8, 2024, this is not an “at-the-market offering.” The exercise price of the warrants and the number of warrants that will be issued in the offering will all be determined at the time the offering is priced … none of these deal terms are dependent in any way on stock price movements that occur after pricing and before the Series B Exercise Date. With respect to the Staff’s concern regarding the “the closing date price-points” and the “performance of the pre-funded warrants on the date of closing”, we have revised the New Share Amount definition in the form of series B Warrant.

In this regard, we intend to rely on Rule 430A, which states in part that “… the form of prospectus filed as part of a registration statement that is declared effective may omit information with respect to the public offering price, underwriting syndicate (including any material relationships between the registrant and underwriters not named therein), underwriting discounts or commissions, discounts or commissions to dealers, amount of proceeds, conversion rates, call prices and other items dependent upon the offering price” as long as the conditions set forth in Rule 430A are met. In this regard, we inform the Staff that we intend to file a Final Prospectus after the offering has priced which will include the information omitted in reliance upon paragraph (a) of Rule 430A from the form of prospectus filed as part of a registration statement that is declared effective. Such Final Prospectus will be contained in a form of prospectus filed with the Commission pursuant to Rule 424(b) or Rule 497(h) under the Securities Act of 1933, as amended.

In responding to your comments, the Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206, or Joan Wu at (212) 530-2208.

Very truly yours,

/s/ Zhen Fan
Name:	Zhen Fan
Title:	Chief Executive Officer and Director

cc:	Ying Li, Esq. Joan Wu, Esq.
Hunter Taubman Fischer & Li LLC

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